January 9, 2019

Mr. Lyn Shenk

Branch Chief, Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, DC 20549

Re:	World Wrestling Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 8, 2018
Form 10-Q for Fiscal Quarter Ended September 31, 2018
Filed October 25, 2018
File No. 001-16131

Dear Mr. Shenk:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated December 20, 2018 regarding the Form 10-K (File No. 001-16131) filed by World Wrestling Entertainment, Inc. (the “Company”) on February 8, 2018 and the Form 10-Q filed by the Company on October 25, 2018. This letter sets forth each comment of the Staff in the comment letter (in bold, numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2017

General

1. You state on page 3 that your WWE Network “is available in all international markets other than embargoed countries.” However, it appears from your website that your programs are broadcast by OSN in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with those countries. Please describe to us the nature and extent of any past, current or anticipated contacts with Syria and Sudan, including their governments, whether through distribution channels or other direct or indirect arrangements.

RESPONSE:

The Company believes you are referring to an older posting on our website which provides information on where our program Tough Enough could be seen on our licensee OSN (Tough Enough is no longer being distributed by OSN). The reference to Syria and Sudan was in error in that posting as our license to OSN for all programming it carries (including Tough Enough while OSN was airing it)

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

January 9, 2019

specifically excludes those countries during the time they are embargoed by the United States (this exception was not included in the website reference).  These erroneous webpages have been pulled from our site. We confirm that the Company has had no contacts with Syria or Sudan, including their governments, in the past or currently and has no anticipation of doing so. OSN is a pay television service which leases equipment necessary for viewing programming. We have confirmed with OSN that they understand our license does not include Syria or Sudan and that they are not providing their viewing equipment in such countries.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

MD&A

Results of Operations, page 32

2.        We note that you present Adjusted OIBDA as a measure of segment performance and that you also present it on a consolidated basis on page 34. Please reconcile consolidated Adjusted OIBDA to the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. In this regard, you disclose both that operating income is the most directly comparable GAAP financial measure and that Adjusted OIBDA provides a meaningful representation of operating cash flows. If considered both a performance and a liquidity measure, consolidated Adjusted OIBDA should be reconciled to both net income and operating cash flows, respectively. Refer to Question 102.06 of the Non-GAAP Financial Measures C&DI’s. Please advise and revise, as appropriate.

RESPONSE:

The Company respectfully notes to the Staff that we included a reconciliation of consolidated Adjusted OIBDA to consolidated operating income, our most directly comparable GAAP financial measure, on page 12 in Note 3, Segment Information, in our Notes to Consolidated Financial Statements. To minimize redundancy in our Form 10-Q for our fiscal quarter ended September 30, 2018, in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) we elected to cross reference the required reconciliation to Note 3 in lieu of repeating the reconciliation table. This cross reference is located on page 33, in the last sentence of the second to last paragraph of Results of Operations. In order to comply with the Staff’s comment, in future filings, we will repeat the required reconciliation in MD&A by including the identical reconciliation of consolidated Adjusted OIBDA to consolidated operating income included in our Segment Information footnote.

Adjusted OIBDA is considered our primary performance measure used to evaluate segment performance. Although we state that it also provides a meaningful representation of operating cash flows, Adjusted OIBDA is not meant to be nor is used as a liquidity measure for the Company as free cash flow represents our liquidity measure. Free cash flow is typically included in our earnings release materials and when presented, we reconcile such measure to operating cash flows, our closest GAAP measure. In order to eliminate any confusion, in future filings, we will revise our discussion of Adjusted OIBDA to eliminate the reference to operating cash flows.

Mr. Lyn Shenk

U.S. Securities and Exchange Commission

January 9, 2019

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of these filings, please advise us at your earliest convenience. You may reach me at (203) 352-8600.

Sincerely,

WORLD WRESTLING ENTERTAINMENT, INC.

By:	/s/ MARK KOWAL
Mark Kowal
Senior Vice President, Controller and Chief Accounting Officer

cc:	Theresa Brillant, Division of Corporation Finance
Brian Nurse, Senior Vice President, General Counsel & Secretary, World Wrestling Entertainment, Inc.
Paul C. Cancilla, K&L Gates LLP
Darren Wilson, Deloitte & Touche LLP